Lead investor: Richard Dahan

Managing Partner, Vantage Ventures

https://www.linkedin.com/in/richard-dahan-0433815a/

"Bird was the first mover in the e-scooter space, and Jump had access to the biggest distribution channel in the industry, Uber's app. Yet, despite those advantages, Lime has crushed both of them to become the biggest micromobility company in the world (so much so that Uber recently invested into Lime and sold Jump to them). Lime's secret is simple: they achieved much better unit economics by ruthlessly pursuing operational and technological efficiencies. In this industry, great unit economics determine the market leader.

That is precisely what has me so excited about Boaz Bikes. Between tech advantages (e.g. modular battery and simplified, robust construction) and operations advantages (e.g. streamlined personnel stack and optimized infrastructure), Boaz has much lower costs than the industry average. And those efficiencies even have room to improve as Boaz increases its scale. COVID-19 has leveled the micromobility playing field overnight, and a profitable newcomer like Boaz is poised to dominate unprofitable incumbents.

True, Boaz bikes are safer, easier to use, and more comfortable than other e-scooters. True, Boaz has already demonstrated explosive traction in a couple underserved markets and market segments. But those are just icing on the cake. The cake is that Boaz has great unit economics; in this industry and at this time, that is everything.

[Full disclosure: I am an investor in Lime. I don't view that as a conflict of interest, because a win-win acquisition might very much be on the table.]"